

July 12, 2011

Via E-mail
Mr. Ronald Rubin
Chief Executive Officer
Pennsylvania Real Estate Investment Trust
200 South Broad Street
Philadelphia, PA 19102-3803

   Re: **Pennsylvania Real Estate Investment Trust**
       Form 10-K for the Fiscal Year Ended December 31, 2010
       Filed March 1, 2011
       Form 10-Q for the Quarter Ended March 31, 2011
       Filed April 29, 2011
       File No. 001-06300

Dear Mr. Rubin:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Angela McHale

          Angela McHale
          Attorney

cc: Dan Pliskin
   Senior Corporate Counsel and Director, Corporate Legal Affairs
   Pennsylvania Real Estate Investment Trust
   Via E-mail